EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (1)

			Year Ended December 31
Dollars in millions	Nine months ended September 30, 2013		2012		2011		2010		2009		2008

Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$3,525		$3,189		$3,785		$3,680		$3,135		$946
Add:
Distributed income of equity investees	181		216		198		167		171		157
Fixed charges and preferred stock dividends excluding interest on deposits	784		1,125		1,037		1,316		1,993		1,059
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	86		137		154		148		126		122
Interest capitalized							1		3
Preferred stock dividend requirements	289		272		86		224		597		33
Earnings excluding interest on deposits	4,115		4,121		4,780		4,790		4,573		2,007
Interest on deposits	263		386		668		963		1,741		1,485
Total earnings	$4,378		$4,507		$5,448		$5,753		$6,314		$3,492

Fixed charges and preferred stock dividends
Interest on borrowed funds	$384		$696		$791		$918		$1,225		$961
Interest component of rentals	111		145		125		134		131		64
Amortization of notes and debentures			12		35		39		37		1
Interest capitalized							1		3
Preferred stock dividend requirements	289		272		86		224		597		33
Fixed charges and preferred stock dividends excluding interest on deposits	784		1,125		1,037		1,316		1,993		1,059
Interest on deposits	263		386		668		963		1,741		1,485
Total fixed charges and preferred stock dividends	$1,047		$1,511		$1,705		$2,279		$3,734		$2,544

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	5.25	x	3.66	x	4.61	x	3.64	x	2.29	x	1.90	x
Including interest on deposits	4.18		2.98		3.20		2.52		1.69		1.37

(1)	As defined in Item 503(d) of Regulation S-K.